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ABU DHABI
[redacted]
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WASHINGTON, D.C.

November 26, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated November 25, 2003 announcing that Arcelor and Aceralia have decided to propose to the board of directors of Aceralia an offer to acquire its own shares.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

dlw 12/3

#262371.4

File No. 82-34727

RELEVANT FACT OF ARCELOR

De-listing bid over the ACERALIA shares

The General Management of Arcelor, S.A. (ARCELOR) and Aceralia Corporación Siderúrgica, S.A. (ACERALIA) have decided to propose to the Board of Directors of ACERALIA, to be held on December 9, 2003, that ACERALIA launches an Offer for the Acquisition of its own shares, in order to obtain the de-listing of the said shares, for a price of 17 EUR per share, to be paid in cash.

ARCELOR is currently the owner of a 95.03% stake in the share capital of ACERALIA.

The effective accomplishment of the said Offer is subject to the approval of the Board of Directors and the General Shareholders' Meeting of ACERALIA, as well as to the authorization of the said price and of the Prospectus by the Comisión Nacional del Mercado de Valores.

Luxembourg, November 25, 2003

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